Ex. (m)(8)

STRATEGIC PARTNERS MUTUAL FUNDS, INC.

Dryden Mid Cap Value Fund and Jennison Equity Income Fund (each, a “Fund”)

NOTICE OF RULE 12B-1 FEE WAIVER

Class A Shares

          This notice of Rule 12b-1 Fee Waiver, dated November 1, 2008, is signed by Prudential Investment Management Services LLC (PIMS), the principal underwriters of Strategic Partners Mutual Funds, Inc., an open-end management investment company.

          WHEREAS, PIMS desires to waive a portion of the distribution and shareholder services fees payable on Class A shares of each Fund (Rule 12b-1 fees); and

          WHEREAS, PIMS understands and intends that each Fund will rely on this Notice and agreement in preparing a registration statement on Form N-1A and in accruing the Fund’s expenses for purposes of calculating net asset value and for other purposes, and expressly permit each Fund to do so; and

WHEREAS, shareholders of each Fund will benefit from the ongoing contractual waiver by incurring lower Fund operating expenses than they would absent such waiver.

          NOW, THEREFORE, PIMS hereby provides notice that it has agreed to limit the distribution and service (12b-1) fees incurred by Class A shares of each Fund to .25 of 1% of the average daily net assets of each Fund. This contractual waiver shall be effective from the date hereof until February 28, 2010.

          IN WITNESS WHEREOF, PIMS has signed this Notice of Rule 12b-1 Fee Waiver as of the day and year indicated below.

PRUDENTIAL INVESTMENT

MANAGEMENT SERVICES LLC

By:	/s/ Robert F. Gunia
Name:	Robert F. Gunia
Title:	President